December 30, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Margaret Schwartz

Celeste Murphy

Re:	HH&L Acquisition Co.

Preliminary Proxy on Schedule 14A

Filed December 23, 2022

File No. 001-40006

Dear Ms. Schwartz and Ms. Murphy:

On behalf of our client, HH&L Acquisition Co., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced preliminary proxy on schedule 14A (the “Preliminary Proxy Statement”) filed on December 23, 2022, contained in the Staff’s letter dated December 28, 2022 (the “Comment Letter”) and received during a phone call held with members of the Staff on the same date.

Concurrently with the submission of this letter, the Company has filed via EDGAR its Amendment No.1 to the Preliminary Proxy Statement (the “Revised Proxy Statement”). For ease of reference, each comment received is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Revised Proxy Statement. Capitalized terms used but not defined herein have the meanings set forth in the Revised Proxy Statement.

Preliminary Proxy on Schedule 14A filed December 23, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE:

In response to the Staff’s comment, the Company has added disclosure on pages 19 to 20 of the Revised Proxy Statement.

United States Securities and Exchange Commission

December 30, 2022

In addition, in response to the Staff’s oral comments, the Company has revised the disclosure (i) on pages 7 and 30 of the Revised Proxy Statement with respect to the timing of the Company’s plan to transfer the assets in the trust account to a bank deposit account, (ii) on page 21 of the Revised Proxy Statement to disclose the consequences of liquidation to the public investors, and (iii) on pages 14 and 20 of Revised Proxy Statement to clarify the reasons why the Company decided to move the trust account assets into cash.

* * * * * *

United States Securities and Exchange Commission

December 30, 2022

Please do not hesitate to contact Joel L. Rubinstein at (212) 819-764 White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Richard Qi Li, HH&L Acquisition Co.

Mitchell S. Nussbaum, Loeb & Loeb LLP

Janeane R. Ferrari, Loeb & Loeb LLP

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